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                                                                    Exhibit 16.1

October 10, 2001

Neff & Ricci LLP

Securities and Exchange Commission
Mail Stop 0304
450 5th Street, NW
Washington, D.C. 20549

Dear Sirs/Madams:

We were previously the independent accountants for Advanced Engine Technologies, Inc. and on September 20, 2000, we reported on the financial statements of Advanced Engine Technologies, Inc. as of June 30, 2000 and for the two years then ended.

Except for the last sentence of the first paragraph of Item 8, "Previous Independent Auditors," we have read and agree with the comments in Item 8, "Previous Independent Auditors," of the Form 10-KSB of Advanced Engine Technologies, Inc. for the year ended June 30, 2001. We have no basis for agreeing or disagreeing with the last sentence of the first paragraph of Item 8, "Previous Independent Auditors."

Sincerely,



/s/ Neff & Ricci LLP
Neff & Ricci LLP
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